UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant’s name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release of Ship Finance International Limited (the “Company”), dated June 19, 2013, announcing that the Company has adjusted the relevant conversion prices related to its two outstanding convertible notes.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-170598) that was filed with the U.S. Securities and Exchange Commission with an effective date of November 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: July 1, 2013
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Adjustment of Conversion Prices on Convertible Notes

Press release from Ship Finance International Limited, June 19, 2013.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced that the Company has adjusted the relevant conversion prices related to its two outstanding convertible notes as indicated below. The adjustments are done pursuant to the relevant loan agreements, as a consequence of Ship Finance’s declaration of a dividend of USD 0.39 per share, and the shares of the Company trading ex-dividend as of today.

Senior Unsecured Convertible Notes
Issuer: Ship Finance International Limited
Issue amount: USD 350,000,000
Issue date: January 30, 2013
Maturity:    February 1, 2018
Coupon: 3.25%
Conversion Price, as adjusted: USD 21.4333* (June 19, 2013)
ISIN code: US G81075AE63

Senior Unsecured Convertible Notes
Issuer: Ship Finance International Limited
Issue amount: USD 125,000,000
Issue date: February 8, 2010
Maturity:   February 10, 2016
Coupon: 3.75%
Conversion Price, as adjusted: USD 21.22 (June 19, 2013)
ISIN code: NO 0010599699

*Subject to consent by the trustee

June 19, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda